UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission File Number: 000-32517

                           NOTIFICATION OF LATE FILING

|X| Form 10-K     |_| Form 11-K     |_| Form 20-F     |_| Form 10-Q
|_| Form N-SAR    |_| Form N-CSR

         For Period Ended: December 31, 2005

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

      For the Transition Period Ended: _________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Pride Business Development
                                            Holdings, Inc.
Former name if applicable
Address of principal executive office       1230 Calle Suerte
City, state and zip code                    Camarillo, California  93012

                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    M. Michael Markow           (866)                      868-0461
         (Name)              (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2004, the registrant had revenues of $10,706 and net loss of $1,040,565. For the year ended December 31, 2005, the registrant currently estimates that it had revenues of approximately $270,000 and a net loss of approximately $1,582,161. Results for the 2005 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. The main reasons for the increase in the net loss can be attributed to start-up costs and research and development costs. The main reason for the increase in revenues can be attributed to increase interest in our products resulting from our sales and marketing efforts.

                    Pride Business Development Holdings, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  April 3, 2006                                  /s/M. Michael Markow
                                                       --------------------
                                                       By: M. Michael Markow
                                                       Chief Executive Officer